Exhibit 1.02

CLEAN ENERGY FUELS CORP.

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Clean Energy Fuels Corp. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

The Company is the leading provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada, based on the number of stations operated and the amount of gasoline gallon equivalents of compressed natural gas (“CNG”) and liquefied natural gas (“LNG”) delivered. The Company designs, builds, sells, operates and maintains fueling stations and supplies its customers with CNG fuel for light, medium and heavy-duty vehicles and LNG fuel for medium and heavy-duty vehicles. The Company also sells non-lubricated natural gas compressors and other equipment used in CNG stations and LNG stations, provides operation and maintenance services to customers, offers solutions designed to provide operators with code-compliant maintenance facilities to service their natural gas vehicle fleets, produces renewable natural gas (“RNG”), which can be used as vehicle fuel or sold for renewable power generation, and sells tradable credits it generates by selling natural gas and RNG as a vehicle fuel. In addition, the Company helps its customers acquire and finance natural gas vehicles and obtain local, state and federal grants and incentives.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals, which are collectively referred to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.  The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following:

•                  CNG Compressors – products that create CNG by compressing natural gas to less than 1 percent of the volume it occupies at standard atmospheric pressure.  This product category also includes replacement parts for CNG compressors.

•                  CNG Dispensers – products that dispense CNG into vehicles.  This product category also includes replacement parts for CNG dispensers.

•                  CNG Pressure Reduction Systems – systems that reduce the pressure of the feedstock natural gas that is supplied to a fueling station by a utility or other local distribution company.  This product category also includes replacement parts for CNG pressure reduction systems.

•                  Fuel Cell Reformers – electrochemical devices that combine hydrogen fuel and oxygen to produce electricity, heat and water. These systems are manufactured by the Company on a contract basis for a third party.

•                  LNG Pumps – products that offload LNG from cryogenic tanker trailers into storage tanks at LNG fueling stations.  LNG pumps also deliver LNG to dispensers from storage tanks.  This product category also includes replacement parts for LNG pumps.

•                  LNG Dispensers – products that dispense LNG into vehicles.  This product category also includes replacement parts for LNG dispensers.

•                  Fueling Station Support Panels – electrical storage panels used in public-access natural gas fueling stations.  A fueling station support panel houses the point of sale system that tracks dispenser transactions; the communications system; purge fans; a digital video recorder and camera to record activities at the station; and power circuits for station lighting and electrical control. This product category also includes replacement parts for fueling station support panels.

Overview of the Company’s Supply Chain

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals.  In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners.  The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.  Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has sought to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

The Company’s Conflict Minerals Policy

The Company adopted a policy relating to the Conflict Minerals (the “Company Policy”) that provides as follows:

•                  The Company is guided by its core beliefs and values as stated in the Company’s Code of Ethics.  The Company is committed to ethical practices and compliance with applicable laws and regulations wherever it does business.  The Company believes that its commitment to integrity and citizenship extends to its worldwide supply base.  The Company is committed to sourcing its products responsibly, and it expects its suppliers to also source materials from responsible suppliers.  As a result, the Company has designed its conflict minerals reporting efforts to align and comply with the Rule.

•                  The Company expects its suppliers to partner with it to comply with the Rule.  The Company expects its suppliers to:

•                  Complete the Company’s Conflict Minerals survey, identifying any Conflict Mineral material that they sell to the Company and the smelter, refiner or mine that provided the original Conflict Mineral material (for this purpose, the Company’s direct suppliers may have to require successive upstream suppliers to complete the Company’s Conflict Minerals survey until the applicable smelter, refiner or mine is identified, and if the smelter, refiner or mine is in the Covered Countries or sources Conflict Minerals from Covered Countries, whether the Conflict Mineral material is “conflict free”);

•                  Agree to cooperate fully with the Company in connection with any due diligence that the Company chooses to perform with respect to its country of origin inquiries; and

•                  When the Company deems it necessary, to provide reasonable proof of the due diligence performed by the supplier to support the country of origin certification and any other information provided by the supplier to the Company.

•                  The Company evaluates its relationships with its suppliers on an ongoing basis, and reserves the right to consider the extent to which a supplier has failed to reasonably comply with the Company Policy in the course of such evaluation.

The full text of the Company Policy is available at: http://investors.cleanenergyfuels.com/governance.cfm.  The foregoing website reference is intended to be an inactive textual reference and the contents of the Company’s website are not intended to be incorporated into this report.

The Company’s Reasonable Country of Origin Inquiry and Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals.  This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.  The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals as described below.

Due diligence process design

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition (2013), including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Due diligence performed

The following is a summary of the Company’s due diligence process performed for the reporting year and products covered by this report:

OECD Guidance Step 1: Establish a management system

•                  The Company adopted a policy relating to the Conflict Minerals and posted such policy on its website.

•                  The Company created a working group to oversee its due diligence process (“Working Group”).  Such group was led by the Company’s General Counsel, the Company’s Assistant Vice President, Supply Chain, and the Director of Supply Chain Management of the Company’s Clean Energy Compression Corp. subsidiary (this entity is also referred to as “IMW”).  The Working Group also included an IMW Supplier Development Engineer and an IMW Supplier Development Specialist.  In addition, the Working Group consulted with the Supply Chain Manager of the Company’s Wyoming Northstar subsidiary.  The Company also engaged an external service provider to support the due diligence process.

•                  The Company adopted the Conflict Minerals Reporting Template that the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative has created (the “Template”) as a means for the collection of information relating to the use and origin of Conflict Minerals (including smelter data) in the Company’s supply chain.

OECD Guidance Step 2: Identify and assess risks

•                  The Company contacted in-scope suppliers and provided them with a brief summary of the Rule, links to the Template and the Company’s conflict minerals policy, and contact information for Working Group members.  The Company also suggested that suppliers who were not familiar with the Template and/or the Rule attend a webinar offered by the Company.  The webinar was designed to guide suppliers on the Company’s expectations and help suppliers accurately complete the Template.

•                  To aid in the identification and assessment of potentially adverse impacts, the Company defined several “Red Flags,” or indicators that one or more items in a response are worthy of further action by the Company.  The Red Flags were designed to capture: (i) that the Template has been completely filled out (even if a supplier indicates that most areas are in progress); (ii) reasonableness of response using logic checks; (iii) whether a supplier has initiated their own due diligence on minerals sourcing; and (iv) whether any Conflict Minerals are sourced from a Covered Country, and if sourced from a Covered Country, whether the chain of custody is conflict free.

•                  Suppliers that did not submit the Template by the requested deadline or presented Red Flags were contacted by members of the Working Group.

•                  The Company developed a risk assessment based on the supplier responses.

OECD Guidance Step 3: Design and implement strategy to respond to risk

•                  The Working Group reported the findings of the due diligence program, including the risk assessment, to the Company’s senior management.

•                  The Company developed a risk management strategy and plan.

OECD Guidance Step 4: Carry out independent third party audits of the supply chain

•                  The Company relied on the Conflict-Free Sourcing Initiative and that organization’s Conflict-Free Smelter Program for independent third party audits of the smelters in its supply chain.

OECD Guidance Step 5: Report on supply chain due diligence

•                  The Company reported the results of the due diligence it performed by providing this Report as Exhibit 1.02 to a Form SD filed with the Securities and Exchange Commission.  The Company also made this Report publicly available on its website.

Results of Due Diligence Performed

The Company’s efforts to determine the mine or location of origin of the Conflict Minerals contained in the Covered Products with the greatest possible specificity consisted of the due diligence measures described in this Report.  Very few of the suppliers contacted by the Company identified the facilities from which they source Conflict Minerals.  Many suppliers responded that they were not requesting smelter names from their suppliers and/or had not implemented due diligence procedures to determine the origin of Conflict Minerals in their respective supply chains.  With respect to the identified smelters, suppliers did not provide sufficient information for the Company to reasonably determine whether any of those facilities were used to process the Conflict Minerals contained in the Covered Products.  Further, the Company was unable to reasonably validate the data provided by suppliers or establish chain of custody of the suppliers’ Conflict Minerals.  Based on the foregoing, the Company was not able to reasonably determine (a) the facilities that were used to process the Conflict Minerals contained in the Covered Products or (b) the country of origin of the Conflict Minerals in the Covered Products.

Steps To Be Taken

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products benefit armed groups in a Covered Country:

•                  Continuing to engage with suppliers to obtain accurate and complete information about the origin of Conflict Minerals in the Company’s supply chain.

•                  Training suppliers on the Company’s expectations regarding compliance with the Rule and the Company Policy.

•                  Seeking opportunities to assist suppliers in building capabilities with a view to improving due diligence performance.

•                  Designing and implementing additional process controls and procedures.

•                  Testing program controls.

•                  Further implementing the Company’s risk management plan.

•                  Engaging in industry initiatives encouraging “conflict-free” supply chains.

•                  Retaining processes and program execution data for a period of five years.